

OFFERING MEMORANDUM

facilitated by



Aloha Tropical Bowls

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Aloha Tropical Bowls
State of Organization	NJ
Date of Formation	01/02/2020
Entity Type	Limited Liability Company
Street Address	4 Brooklawn Dr, Hazlet NJ, 07730
Website Address	https://www.facebook.com/AlohaTropicalBowls/

(B) Directors and Officers of the Company

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Tobiens	100%

(D) The Company's Business and Business Plan

By investing in Aloha Tropical Bowls, you will support a business that strives to offer the freshest organic acai bowls at the Jersey Shore!

- We've already identified a loyal customer base in Monmouth County, NJ through our local farmers markets and other local events.
- We will be the only acai bowl food truck n the area that we operate in.
- Our founder, Chris Tobiens has spent over 15 years in the food & beverage service industry.

Key performance indicators

- Current Average Monthly Revenue (pre food truck): $2,000
- Average Ticket Size: $15.00
- Profit Margin: 82%
- Sales per Square Foot: NA
- Sales per Employee: NA

from the founder

> We are very excited for you to be a part of Aloha Tropical Bowl's next chapter. The community of the Jersey Shore is important to us and we plan to deliver our product to the 100 million vacationers and tourists that the Jersey Shore currently hosts each Spring/Summer season!

—Chris Tobiens

Offerings

- Aloha Bowl - our famous organic acai/banana/strawberry blend topped with organic granola, organic agave, coconut shavings and fresh organic fruit.
- Coco'Loha Bowl - our famous organic acai/banana/strawberry blend topped with organic chocolate granola, Nutella, cacao nibs and organic fresh fruit.
- Sunset Bowl - our famous organic pitaya/mango/pineapple blend topped with organic granola, coconut shavings, organic agave and organic fresh fruit.

Our Story

Aloha Tropical Bowls started last year after my 3 year old daughter got very sick because she wouldn't eat anything! As a fun project, I told her that we could make "purple berry flavored ice cream". ...she loved it! Her health slowly came back and she started eating regularly again. I started making these bowls for friends and family and someone suggested turning it into a business! I started at a small local farmers market and it was a hit! Only problem is that the farmers market is only once per week and if the weather is rainy, snow or just too cold - the market is closed for the week. I realized that my business model works best as a mobile food truck! I would be able to operate 7 days a week and 12 hours per day being able to bring my business directly to where the customers are located! A huge part of my future success is the fact that I live at the Jersey Shore. We host approx 100 million vacationers and tourists each spring/summer season. I've already gotten permission from the 4 beach townships that I'd like to park and operate my truck at! Being that there's not a single acai bowl food truck within a 200 mile radius, the entire market will belong to Aloha Tropical Bowls!

I see this business a lot bigger than 1 food truck. I see this business operating multiple trucks, multiple storefronts and even possible franchise opportunities to future investors. I see this business as a million dollar business!

(E) Number of Employees

The Company currently has 1 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 20, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$25,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Purchase of school bus to convert into a food truck	$9,000	$9,000
Equipment Purchase	$0	$9,000
Operating Capital	$400	$5,500
Mainvest Compensation	$600	$1,500
TOTAL	$10,000	$25,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material

change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 5.0%[2]
Payment Deadline	2024-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.3 X 1.2 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	2.0%
$13,750	2.8%
$17,500	3.5%
$21,250	4.2%
$25,000	5.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.3x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.2x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Tobiens	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in five months on 01/01/2024. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Aloha Tropical Bowls's fundraising. However, Aloha Tropical Bowls may require additional funds from alternate sources at a later date.

Forecasted milestones

Aloha Tropical Bowls forecasts the following milestones:

- Achieve $150,000 revenue per year by 2020.
- Achieve $134,200 profit per year by 2020.

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in five months on 01/01/2024. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Aloha Tropical Bowls Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$150,000	$157,500	$170,100	$190,512	$213,373
Cost of goods sold	$6,000	$6,300	$6,804	$7,620	$8,535
Gross profit	**$144,000**	**$151,200**	**$163,296**	**$182,892**	**$204,838**
OpEx					
Rent	$0	$0	$0	$0	$0
Utilities	$5,000	$5,000	$5,000	$5,000	$5,000
Insurance	$300	$315	$340	$381	$427
Advertising	$1,500	$1,538	$1,576	$1,615	$1,656
Legal & Professional	$500	$525	$567	$635	$711
Office and Admin	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,500	$2,625	$2,835	$3,175	$3,556
Payroll (same a Cogs)	$0	$0	$0	$0	$0
Manager salary	$0	$0	$0	$0	$0
Job Supplies	$0	$0	$0	$0	$0
Meals & Entertainment	$0	$0	$0	$0	$0
Parking	$0	$0	$0	$0	$0
Misc Expense	$0	$0	$0	$0	$0
Total	**$9,800**	**$10,003**	**$10,318**	**$10,807**	**$11,350**
Operating Profit	**$134,200**	**$141,198**	**$152,978**	**$172,085**	**$193,488**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small

community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

The Company has received a $2,000 loan at 0% interest from MainVest, Inc. to be repaid in five months on 01/01/2024. MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V